Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

May 19, 2015	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed on February 26, 2015
File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated May 6, 2015.  For your convenience, we have repeated the comment prior to the response.  All references to page numbers in the discussion below are to the pages in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as originally filed with the Commission on February 26, 2015 (the “2014 Form 10-K”).

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 6. Covered Assets and Indemnification Asset, F-41

1.                                      We note you increased the accretable yield by $105.5 million during 2014 for transfers from the nonaccretable yield account.  Please tell us, and revise future filings, to discuss material changes in the roll forward of the accretable yield in MD&A and the notes to the financial statements.  Please specifically discuss the quarterly recast process, the factors that led to the transfer during the year ended December 31, 2014, and the impact on net interest income as a result of the reclassification.

Response:

The acquired covered loans are associated with certain loans acquired from the FDIC by our wholly-owned subsidiary, PlainsCapital Bank (the “Bank”), on September 13, 2013. As discussed in our 2014 Form 10-K, acquired covered loans were segregated between those considered to be credit impaired and those without credit impairment at acquisition. The fair value of the purchased credit impaired (“PCI”)  loans at acquisition was determined using various input assumptions, including estimates of expected cash flows that incorporated significant unobservable inputs regarding default rates, loss severity rates assuming default, prepayment speeds and estimated collateral values.

Based on the significant volume and expected losses at acquisition associated with the covered PCI loan portfolio, the Bank created a special group to liquidate the covered loan portfolio. This group is comprised of experienced bankers, all of which were hired to work full time on these PCI loans. This strategy helped to drive more favorable resolutions during 2014 associated with the covered PCI loan portfolio than was originally forecasted at the time of acquisition. Resolutions included early payoffs and refinances outside of the Bank at par, cash loan sales, and foreclosure of collateral. As indicated on page F-42 in Note 6, the outstanding contractual balance, or book value before discount, on the covered PCI loan portfolio was $1.0 billion at December 31, 2013 compared with $685.4 million at December 31, 2014. This decrease of $337.1 million during 2014 was primarily comprised of approximately $264 million in cash repayments, $55 million in transfers to other real estate owned and $20 million of charge-offs.

As discussed on page F-14 in Note 1, cash flows expected to be collected on PCI loans are recast each quarter for each loan or pool. These evaluations require the continued use and updating of key assumptions and estimates, such as default rates, loss severity given default and prepayment speed assumptions. If expected cash flows for a loan or pool decrease due to credit factors and the decrease in expected cash flows is greater than the decrease in the carrying value during the period, an increase in the allowance for loan losses may be made through a charge to the provision for loan losses. If expected cash flows for a loan or a pool of loans increase, any previously established allowance for loan losses is reversed and any remaining difference increases the accretable yield, which will be taken into income over the remaining life of the loan or pool.

As a result of both the decrease in the covered PCI loan portfolio by approximately one-third during 2014 and a proportionally small amount of losses recognized, the actual cash flows greatly exceeded expected cash flows on covered PCI loans strategically liquidated. The quarterly recasts during 2014 resulted in reclassifications of $105.5 million from nonaccretable difference to accretable yield for PCI loans. These amounts are recognized as prospective yield adjustments and resulted in an increase in the net interest margin of approximately $26 million during 2014.

Our future filings will discuss in further detail any material changes in the roll forward of the accretable yield in MD&A and the notes to the financial statements. The following are our proposed disclosures regarding the material changes noted during 2014 (additions to current disclosures included within 2014 Form 10-K are underlined).

[Note 6, page F-42] The remaining nonaccretable difference for covered PCI loans was $382.5 million and $517.9 million at December 31, 2014 and 2013, respectively. During 2014, a combination of factors affecting the inputs to the Bank’s quarterly recast process led to the reclassification from nonaccretable difference to accretable yield of $105.5 million. These transfers resulted from revised cash flows that reflect better than expected performance of the covered PCI loan portfolio as a result of the Bank’s strategic decision to dedicate resources to the liquidation of covered loans during 2014.

[MD&A, page 61] During the year ended December 31, 2014, the consolidated taxable equivalent net interest margin of 4.74% was impacted by PlainsCapital Merger related accretion of discount on loans of $37.4 million, amortization of premium on acquired securities of $4.1 million and amortization of premium on acquired time deposits of $0.6 million.

Additionally, FNB Transaction related accretion of discount on loans of $43.6 million, of which approximately $26 million was primarily due to better than expected resolution of covered PCI loans that led to the reclassification of $105.5 million from nonaccretable difference to accretable yield, and amortization of premium on acquired time deposits of $5.5 million also impacted the consolidated taxable equivalent net interest margin during the year ended December 31, 2014. These items increased the consolidated taxable equivalent net interest margin by 125 basis points for the year ended December 31, 2014. [Disclosure would be repeated on page 64 within similar Banking segment discussion.]

In conclusion, the Company hereby acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the response above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER
Darren Parmenter
Executive Vice President & Principal
Financial Officer

CGP:cp

cc:	John P. Nolan
David Irving
U.S. Securities and Exchange Commission